**OFFERING MEMORANDUM DATED MAY 05, 2017**

**K-LAWYERS, INC.**

**1691 Michigan Avenue, Miami Beach, FL 33139**

**305.345.1825**

**www.k-lawyers.com**



Up to 500,000 shares of Common Stock
Minimum purchase: 1,000 shares ($1,000)

|  | Number of Shares | Price to Public* | Commissions* | Proceeds to the Company* |
|---|---|---|---|---|
| Per share | 1 | $1.00 | $0.025 | $0.775 |
| Target offering amount | 10,000 | $10,000 | $250 | $9,750 |
| Maximum offering amount | 500,000 | $500,000 | $12,500 | $487,500 |

- The fee for posting on StartEngine.com is 5% of the total funds raised. This fee is being split between the Company and investors in this offering. A 2.5% surcharge, of $0.025 per share, will be added to each purchase. This surcharge is in addition to the per share price and is not calculated as part of the target offering amount of the maximum offering amount.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**FORWARD-LOOKING STATEMENTS**

**This Offering Memorandum contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward- looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.**

**In this Offering Memorandum, the term "we," "us," "our" or the "Company" refers to K-Lawyers, Inc.**

**K-LAWYERS, INC. – A DELAWARE CORPORATION**

K-LAWYERS, Inc. is a privately held corporation organized on February 11, 2016 under the laws of the State of Delaware. Aviv Hillo, Adv., Esq., the Company's founder, holds the lion share of the stock, while the rest of the stock are held by the Company's co-founders and its pre-seed investors.

**THE COMPANY'S BUSINESS**

k-lawyers.com is a B2B platform created exclusively for lawyers, by lawyers ("**k-lawerys.com**" or the "**Platform**" or the "**Marketplace**" or the "**Website**"). It is a one-stop-marketplace where law firms and general counsel can expand their reach, grow their practice, and improve their financial performance through working with independent freelance contract lawyers.

We enable law firms and general counsel to outsource their work domestically, to thousands of U.S. licensed independent lawyers and take advantage of fractional costs in comparison to in-house or temp hires, access to specialties in other legal fields, full control over the task from start to finish and many other benefits. It also provides independent lawyers access to a steady stream of viable assignments and great networking potential.

Our business model is based on direct relationships between law firms or general counsel and independent lawyers, where the Platform provides the parties with all of the means they may need to effectively and economically manage their relationship:  namely: seek, retain, work, review, approve, pay and resolve disputes.

k-lawyers.com is not employing any of the independent lawyers, nor does it intervene in any way in any step of this process. Our mission is to provide a safe, simple, economic platform to law firms, general counsel and independent lawyers to transact legal assignments through the Internet. We built our Website using UI and UX techniques, so that once a law firm/general counsel and an independent lawyer decide to start a relationship online, they would not leave our website for any step in the process.

Our Platform offers lawyers a fast, simple, effective and low-cost mechanism to hire independent lawyers for a legal assignment. Outsourcing a legal assignment to an independent lawyer cuts many burdening costs such as rent, equipment, benefits and overhead. Charges are made only for the actual time spent on the legal assignment, and not for coffee breaks, lunches, sick days, vacations, browsing the web, etc.

Law firms or general counsel wanting to hire an independent lawyer have control over the hiring phase: they get to choose the lawyer, negotiate the price and the terms, and once hired, they get to oversee the work product, the time-sheet reports and to control the retainer funds pending their approval of the work.

Independent lawyers are the other part of our model. Due to changes in the economy and the volume of law school graduates, independent contract lawyers are rapidly growing in number (estimated at 115,000 active contract lawyers in the US, which is 9.28% of all lawyers). This group, via our platform and other technological advances, will become an important element of the legal practice. The market turnover for contract legal labor is estimated to be in the range of $21 Billion in 2015 (Law Firms in the US: Market Research Report, IBISWorld, March 2016).

**THE MARKET**

Independent lawyers with Internet connection is the fastest growing segment in the lawyers' job market. The job market for lawyers in general has seen such a slowdown in recent years to where there are fewer jobs for the growing number of law school graduates. The downturn in the lawyers' job market compelled many lawyers to start working as independent lawyers, offering their services to fellow-hiring lawyers and law firms for a reduced price, while giving up on the big earnings they would have made in representing clients. Law firms have experienced a slowdown and reduction in their activities and income since the 2008 financial crisis. General counsel are always looking to cut their companies' legal expenses and they are looking for new ways to achieve that. With the slowdown emerged a growing market for low cost lawyers who manage some of the law firms' or general counsel's workload without charging overhead and social benefit costs. Through hiring independent lawyers, many law firms and general counsel tend to co-op with the market changes.

The market for independent lawyers is growing rapidly. In January 2014, it was reported by Forbes that the number of lawyers who draw income from side work (those lawyers whose income is not derived from their primary job) has grown 25% since 2009, and more than doubled since 2001. There is no statistical number of Contract Lawyers in the US, but our analysis of articles and information in this area shows that there are currently 115,000 active contract lawyers (part time lawyers, lawyers who work on the side, law professors, etc.) in the US, which is over 9% of all lawyers in the country. In addition, approximately 50% of all lawyers in the US are sole practitioners (almost 650,000 lawyers), who could potentially act as contract lawyers on our site when they don't have enough work in the practice.

**OUR PRODUCTS**

In the past 14 months, we build a marketplace platform that allows its participants on both sides to easily and seamlessly work on legal assignments. k-lawyers.com is acting in both channels of this market: (a) Freelance-independent-Contract Lawyers Market - we intend to become the largest marketplace for independent lawyers to join and to park their "shingle" in the "virtual home base" we created for them; and (b) Hiring Lawyers/Law Firms/General Counsel Market – the platform is build to aid law firms/general counsel with finding and retaining the best fitting independent lawyer for each and every assignment they might have.

K-Lawyers.com platform at its current state is finished and it went live in Mid-February, 2017. Our platform is currently offering the following services and features:

- Secured sign up process for US lawyers, both law firms/general counsel (those who are hiring) and independent lawyers (those who get hired), through verifying the lawyer's state bar ID.

- Allowing all lawyers to build a comprehensive resume and building an online profile, while providing plenty of information about themselves: law school, work experience, recommendation letters, writing samples, uploading a personal video, 5-10 areas of expertise, and more.

- Uploading a legal assignment through very simple steps, and filtering the proposals through areas of expertise, location, prices, and more.

- A simple "conflict of interest" verification process, whereby law firms/general counsel can check whether the independent lawyer is conflicting with their legal matter.

- The assignment is discreet and can reach only those lawyers who were filtered on the site through the choosing of the law firm/general counsel. There is no general exposure on a board of the assignment on the site.

- All lawyers' listings are discreet: there is no general listing of the lawyers, and their names would not appear in a search engine.

- Creating a new assignment page for each and every legal assignment, where all information and features exist on one page: description of the assignment, messaging system, drafts and documents, time sheet system and expenses report and access to the payment system.

- An internal messaging system between the hiring lawyer and the independent lawyer, allowing all communications to be within the platform.

- Escrow system to deposit payments for the assignment aimed to protect both sides: independent lawyers to get paid, and hiring lawyers – to release funds only upon their satisfaction.

- Uploading drafts on a dedicated "assignment page", throughout the assignment to allow the hiring lawyers to get updates on the work process.

- A time sheet system and expenses report to allow both sides to get updates on the work process.

- Rating and review system aimed to build a database of the quality of the work of all lawyers on the site.

- An online dispute resolution system to assist both parties to settle their differences, if any arises.

We set up a platform that provides the hiring lawyers with the feeling that they are in control of the entire process. The work process is very personal and direct. It provides much more information and instills more confidence in comparison to any other means. We make no recommendations on our part, but rather provide the platform that allows the hiring lawyers these liberties. Our escrow retainer system is another way that hiring lawyers can get comfortable with the process.

Although we are acting on both ends, our business model is based on collecting our fees from only one side: the independent lawyers. Our fee is enmeshed with the independent lawyer fee for good reason: We get our fees only when the independent lawyers collect their fees. We chose this business model in order to emphasize that only assignments, which were approved and are acceptable to the hiring lawyer will be charged, not only by the independent lawyer but also by our Platform. Our loyalty is to both sides of the equation. In order to have a business flowing, the equation needs to be balanced: both parties need to be comfortable, as reliability is key in the legal market. In addition to our fee, there is another fee for transferring the payment through the escrow system. These fees which are charged and collected by the payment system, Armor Escrow, Inc., will be paid by the hiring law firm, upon transferring the funds, and their rate depends on the amount that is transferred (1.5%, 1%, 0.75%, 0.5% or 0.35% depending on the size of the transfer) and the mechanism the law firm chooses to transfer the funds (Credit Cards (3%), PayPal (2.9%), wire transfer or ACH (no charge).

**INTELLECTUAL PROPERTY.**
The Company registered a trademark over the name "**K-LAWYERS"** , in the category of <u>Advertising, Business & Retail Services</u>  with the United States Patent and Trademark office in June 21, 2016.

**COMPETITION**
In the last couple of years, several marketplaces appeared in the online legal services market. Most of these sites focus on the provision of limited services to clients. In most cases, they provide services mainly to clients - corporations, businesses, startups etc. while acting as "virtual law firm" with their own vetted lawyers, and not as a marketplace platform.

There is one marketplace that focuses on providing outsourcing services to lawyers. This website, HireanEsquire.com, started about 6 years ago, and ha several thousands of lawyers registered.

All existing legal marketplaces provide certain or limited services in the B2B legal services market in comparison to what we are now offering, and our plans is to add more an more features to our platform, while adding more interest to lawyers and law firms to join and use our Marketplace.

Other participants in this market are old-fashioned legal staffing agencies, who use the Internet only to publish their services through their website. In most instances, the "call for action" on these sites is to contact these agencies through email or telephone to get more information or to hire a contract lawyer. In most cases, hiring a traditional contract lawyer is a long process involving hiring lawyers as "temps" or "subs" for several months. Legal staffing agencies have been around for many years. Their mode of operation is based on gathering contract lawyers under their roof, mostly for full-time placement, and some for temporary jobs. Their fee for placement is known to be very high (20% to 45%).

Another type of competition streams from websites that advertise and promote legal work by lawyers over the Internet. These websites are open to the general public and clients in particular to hire a lawyer for legal representation or to obtain consultation. Once a client finds their lawyer, they then have to contact the lawyer through outside means like telephone or email.

A different type of competition comes from general freelance marketplaces that offer all kinds of freelancers in many different areas (computers, designers, etc), such as freelance.com or upwork.com. These websites, although they have been around for several years and have a tremendous volume of business are too general to attract lawyers to work together as they don't have all the special features that lawyers would be looking for in order to sign up and coordinate in executing a legal task.

In light of the competition, k-lawyers.com stands out as a **B2B platform (Lawyer to Lawyer)**, acting as a one-stop-shop that allows hiring lawyers (law firms and general counsel) to outsource a legal assignment to an independent lawyer. Our Platform was created by attorneys utilizing the terms and jargon of the legal market, and with mechanisms that are well known and established in the legal world.

**THE TEAM**

**Officers and directors**

The Company has 2 full-time and 2 part-time employees, and several sub contractors. The list of our officers and key members are:

| | |
|---|---|
| Aviv Hillo, Esq., Adv. | Founder, CEO, Director |
| Omer Hertz | CTO |
| Mary Wolff | CSO |
| Adi Peleg | COO |
| Leticia Kontoroff | Customer Relations Director |
| Neta-li Goettlib, Esq. | Advisory Board Member |
| David Sapir, Adv. | Advisory Board Member |
| Moshe Raines | Co-Founder, Director |
| Tal Dilian | Advisory Board Member |

***Aviv Hillo, Esq., Adv. – Chief Executive Officer and Founder.*** Aviv founded the Company in 2016 and as CEO leads the Company's strategic planning efforts. He is an international business lawyer licensed to practice law in Israel and New York. His expertise is in strategy, planning, and new product development. Aviv's experience includes working as a lawyer in Israel and New York City in all capacities, from a law clerk in 1993, through a full time associate, a junior partner and a law firm's owner. Aviv is also a seasoned entrepreneur, who acted as a deputy CEO, chief legal officer and a director in a high tech laser company he co-founded in Israel 8 years ago, as well as a partner in LSL PlantScience, Inc., a biotechnology tomato seed company and as a director and a partner in Balance Labs, Inc., an accelerator for high tech companies based in Miami Beach, FL. Aviv was a commander in Israeli elite unit and he holds LL.B degree from Tel Aviv University School of Law, and LL.M degree from Fordham School of Law.

*Omer Hertz – Chief Technology Officer.* Omer is a team leader and a software developer. Co-Founder and CEO of Wilu, an Ad-Tech startup that helps advertisers and marketers reach new customers and opportunities. He was AXI and ACE VIP RnD team manager, PCI-Express VIP team manager, PCI-Express VIP developer at Cadence Design Systems, and DV team, mini processors at Intel Israel. He is holding a BSc in Computer Science from the Ben Gurion University, Israel. Omer served as a Special Forces operator in an elite Israeli combat unit from 2002 to 2005.

*Mary Wolf, Esq. – Chief Strategy Officer.* Mary serves as the Chief Strategy Officer of K-Lawyers. Mary manages the technology, the go-to-market strategy and initiatives, as long term growth plan. Mary was born and raised in St. Louis, Missouri. Upon graduating from Washington University in St. Louis, she moved to Miami to attend University of Miami School of Law, where she graduated with a J.D./LL.M. in Real Property Development. Mary has worked at Windels Marx Lane and Mittendorf in New York City as well as for two boutique law firms in Miami as a licensed Florida attorney. Prior to joining K-Lawyers, Mary was the CEO of taptl, a transparent touch-screen manufacturer, which she led through [Prosper](#), the accelerator for women-led companies, was the catalyst behind the company's receipt of a 2015 [Arch Grant](#). Mary co-founded and launched several online marketplaces, including Spacewolff, the online marketplace for ad space, for which she is currently is participating in [Babson's WIN Lab](#) .

*Adi Peleg – Chief Operating Officer.* Adi is in charge of our development team in Israel. He is an experienced leader in the high tech industry with 14 years in project and account management roles, with strong technical background and programming experience. He was acting as VP of Professional Services and project manager at Plataine Ltd., a provider of optimization and automation software to manufacturing companies (2009-2016); Dell Inc's Account Manager (Program Manager) at Microsoft Israel (2006 to 2009; Technical Account manager (TAM) at Gteko Ltd. (2001 to 2006); Software developer engineer at Lucent (Chromatis)(1999 to 2001). In 1997 Mr. Peleg graduated from the Tel Aviv University Practical Engineering School and in 2000 he graduated from the Software Engineering and Industrial management Program at the Tel Aviv Academic Engineering College. Adi served as a Special Forces operator in an elite Israeli combat unit from 1989 to 1994.

*Leticia Kontoroff – Customer Relations Officer.* Leticia is managing the Company's customer relations and copywriter for all the website needs. She is responsible for client relations and services. In 2013 she co-founded and managed SmartCreative Copywriting Agency, a boutique copywriting agency for multinational clients. From 2006 to 2013 she was lead marcom/copywriter for Coolvision Ltd., a large international web development company. Over two decades of experience with corporate clients has given Ms. Kontoroff an affinity for building key associations, forming stronger business networks, and increasing market opportunities. She is known for her strong ability to manage and maintain relationships, problem solving, and strategic planning.

***Neta-li Goettlib, PhD, Esq., Adv. - Advisory Board Member***. Neta-li is our consultant on business development matters. She is using her extensive experience in the US legal market to assist the Company in achieving access to more and more lawyers and opportunities. Dr. Gottlieb is an experienced lawyer with an extensive business background, licensed to practice law in Israel and New York. After completing her law and business degrees, Dr. Gottlieb worked for the Israeli Ministry of Defense before moving on to run her own law office in Tel-Aviv, Israel. After obtaining her Master and Ph.d degrees in law from the University of Chicago Law School, becoming an expert on certain soft IP matters, she joined Proskauer Rose, a top international law firm, in its NYC headquarters as a corporate lawyer focusing on M&A, Tech and Media. She then served as an in-house general counsel for an internationally renowned luxury consumer goods company that employed over 1,000 employees and held locations in over 40 countries. Today, Dr. Gottlieb represents and assists middle-market and emerging-growth companies in an array of industries, including, high-tech, support services, medical devices, fashion, toys and other consumer goods in both legal and business capacities. Her abilities and interdisciplinary approach made her a part of a number of successful startups, projects and other initiatives for and not-for profits.

***David Sapir, Adv. - Advisory Board Member***. David is the Company's co-founder and a member of the Company's Advisory Board. He assists the Company on strategic planning and advising on human resources markets. He has been a lawyer in Israel for over 26 years. He is currently the CEO of Natoon Management Ltd., a management and staffing company in Israel with approximately 4,000 employees. In the past, for about 20 years he was an acting CEO, VP of Operations, legal advisor and a Board Member of Yakhin Hakal Ltd., one of Israel's largest real estate owners and developers.

***Moshe Raines - Advisory Board Member***. Moshe is the Company's co-founder and another member of the Company's Advisory Board. He assists the Company on strategic matters, and advising on Internet platforms, marketplaces and other high tech trends. Moshe is an early pioneer in Mobile Internet and wireless telecommunications products and services. Currently he is the active chairman of Suny Communications Ltd., a publicly traded company and Samsung mobile's official distributor in Israel. Before that, he was acting as CBDO of PowerMat Technologies, a global leader in developing and manufacturing wireless power solutions. Moshe is a board member at AirFuel Alliance, a wireless charging organization. Moshe was VP Business Development at SanDisk Corporation (NASDAQ) (2007-12); VP Business Development at Flash M-Systems Inc. (NASDAQ)(2004-07); Founder and CEO of Seaside Software, a Flash Memory Enterprise Caching software company (2000-04); founder board member at Tidhar Ltd., one of Israel's leading real estate developers (2004-5); Founder and Board Member at Vectop Ltd., an international defense electronics company. Moshe served as an officer in an elite Israeli combat unit.

*Tal Dilian - Advisory Board Member.* Mr. Tal Dilian is the Executive Vice President of Global Products and Technology at Stratasys Ltd. (NASDAQ). Tal has been a board member for Stratasys since 2010, when he joined the (then Objet) board. He is responsible for the overall product lifecycle, including global R&D and product marketing. Previously, Dilian served as a special advisor to the chairman of Punj Lloyd, and as chief security architect at AGT. Beginning in 2005, Dilian founded several startup companies, including SolarEdge Ltd. (NASDAQ) and Vidyo. In 2000, he cofounded and served as CEO of Atidim, a nonprofit dedicated to educating disadvantaged youth. Mr. Dilian participated in the Interdisciplinary Program for Outstanding Students at Tel-Aviv University, where he earned BA, LLB and MBA degrees. In 2009 Mr. Dilian founded with partners Circles Technologies Ltd, a startup company in the field of HLS that was sold in 2014 to a large operator. Mr. Dilian served 25 years in the IDF as a commander of elite combat unit and as the chief commander of technological units.

*Dynamia SRL.* Dynamia SRL is our sub-contractor that provides our backend development services. We have a special arrangement with Dynamia, that one of their 14 employees dedicate his entire time to our cause and assignments. We have been working with Dynamia for the past 6 months, after they replaced another group from Israel. We don't depend on their services but engaging them freed a lot of time to our CTO to deal with other matters. Dynamia can be replaced at any time, by many other developers we can find in the market.

**Related party transactions**

The Company's CEO advanced a loan in the amount of $14,146. The Company has paid back $8,946 to its CEO and as of December 31, 2016 still owes $5,290.

**RISK FACTORS**

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the Company and its business:

**We don't have any patents or other intellectual property rights, except for the trademark in our name K-LAWYERS.** We did not register any patents or other intellectual property rights except for our trademark in the name we are doing business, K-LAWYERS. In our industry, online marketplaces it is unusual and almost always virtually impossible to register a patent over the platform or its features. Without patents or other intellectual property rights, we might be subject to attempts of others to copy some, and even all of our platform and features. Without patents and other intellectual property rights it would be easier for competitors to copy our platform, our business model or some or all of our features. Without patents or other intellectual property rights it will be more difficult to our Company to compete with others. Trademarks are limited in their impact and provide limited protection. It is possible that competitors would find basis to attack our trademark or to use the goodwill we may create in the name K-LAWYERS.

**There could be other patents or intellectual property rights in existence that we could be infringing on or that will prevent us from continuing to use our website.** Because our product is an Internet marketplace platform, there is a large body of prior art disclosing marketplaces similar to ours and there could exist such patent that we might be infringing in the United States. Moreover, it is possible that the holders of patents for other marketplaces that are similar to ours will sue for infringement even if our platform does not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the process may significantly and adversely affect the Company and your investment. If we lose an infringement action, we may be forced to shut down our operations, or pay past damages and future royalties on our products. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

**The cost of enforcing our trademark could prevent us from enforcing it.** Trademark litigation could become very expensive. Even if we believe that a competitor is infringing on our trademark, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**This is a new and unproven industry.** The Company is currently at the beginning of its operations, where its website was launch in mid February 2017. As such, there is an added risk that the Company will not be able to sign up enough lawyers for its website. The Company's business is to operate its new Marketplace, and it highly depends on bringing lawyers' traffic to the website. There is an added risk that the Company will not be able to drive enough lawyers to the website.

Marketplaces for lawyers are new products that were recently introduced into the crowded field of online legal related services. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers.

Lawyers are known to be very conservative in their business approach, and it is possible that lawyers will reject the new disruption we are brining to the market. Lawyers might prefer continuing to work with traditional human resources agencies or prefer to work in any other form to have their need in temporary or part time legal assistance satisfied. The Company will only be able to create value if lawyers are persuaded to start hiring contract lawyers through Internet platform means. This will be a challenge and if we are unsuccessful in achieving significant number of legal assignments executed through our platform, the value of your investment will depreciate significantly.

**Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**There are several potential competitors who are better positioned than we are to take the majority of the market.** The legal online services market is well-developed and highly competitive. There are several large and established marketplaces that provide legal services mainly to clients, but they can change their focus to add B2B services. In addition, there are well-established marketplaces that offer services of freelance professionals to anybody, clients and possibly law firms. These marketplaces can change their focus to add a professional segment for lawyers only. There are also well-established human resources entities with well-recognized brand names that provide special services to lawyers. These entities can decide to build an interactive marketplace similar to ours and move all their traffic to the Internet. If these companies are able to design a marketplace similar to ours, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs, then the value of your investment would be greatly diminished. Further, there may be other companies that are currently developing competitive platforms or marketplaces that are comparable or superior to our platform and products. We may not be able to compete successfully with our existing and future competitors.

**Our current or future products could have a latent design flaw.** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to put a hold on our website and redo some parts of it, including bugs, internet connection failures, hacking to information by third parties, failures in the integration of the escrow and payment system, and more. Being an Internet based marketplace platform exposes our main business to cyber attacks, hackers, fraud, privacy issues, and other security issues. Although we bought cyber insurance and certified our website for security protection, any of said attacks can diminish our business and cause us a devastating harm that could materially and adversely impact the value of your investment.

**Our new marketplace could fail to achieve the level of sales we expect.** Our growth projections are based on an assumption that we will be able to successfully launch our Marketplace and attract more and more lawyers to start working through our internet Platform and that it will be able to gain traction in the Marketplace at a fast growing rate. It is possible that our new Marketplace will fail to gain market acceptance for any number of reasons. If the new Marketplace fails to achieve significant legal assignment sales and acceptance in the market, this could materially and adversely impact the value of your investment.

**We may face pricing challenges.** We may discover that the optimal fees for our services are below where we can sustainably price our current low-cost services. That could drive us to reduce our fees and therefore reduce our revenues, reduce the value of the Company and significantly harm the value of your investment. Many of our growth assumptions are tied to our ability to deliver our services for a low fee. If we need to reduce our fees in order to meet the market needs, that could adversely impact the value of your investment.

**The nature of the marketplace means there is a high likelihood we will face professional liability lawsuits.** Our platform encourages lawyers to sell their services to other lawyers. These services involve provision of all legal assistance in performing legal work. Although we are acting only as a marketplace that sets two parties together, where the service provider is not under our supervision or control and we encourage the hiring lawyers to check, vet, supervise and control the work they obtain, there might be those hiring lawyers that would not be satisfied with the legal work they obtain and sue both the independent lawyer and our website. As sales and use of our Marketplace continue to grow, we expect to face professional liability lawsuits from some lawyers who may be harmed while using the services of an independent lawyer through our Platform. If courts will accept such lawsuits, then in some cases, we may be forced to pay significant awards, and/or redesign the Marketplace to reduce such risk. These costs could bankrupt our Company, which would significantly reduce the value of your investment.

**We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing following this offering. However, it is possible that lawyers will reject our marketing efforts and refrain from joining the website and using our Platform. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

**We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including backend development and website design services, marketing and advertising services, escrow and payment services, online dispute resolution mechanism, website hosting services and customer services panel. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on an online escrow and payment resource that handles all the funds that are exchange through the provision of services on our site. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our team is comprised of seven individuals. Two of which currently have part-time jobs elsewhere. The risk associated with those two persons is that they cannot devote most of the time to the Company's business, and in some cases, they cannot be available to the Company's needs. To reduce this risk, the Company is seeking to raise this investment for working capital, so it can afford paying these three individuals and obtain an upgraded level of commitment to the Company's business.

**We rely on the timely payment of accounts receivable by our lawyers, some of whom may not be paid by unsatisfied hiring lawyers.** We are getting paid only when the independent lawyer gets paid, which usually happens at a later stage of the legal assignment or at the time the legal assignment is completed and the law firm is satisfied and has approved the payment. In some cases, where law firms are not satisfied, they can dispute and hold off payment until the dispute is resolved. As long as the independent lawyer is not paid, we are not getting our fee. As a result, it is possible that we will be doing business with independent lawyers that will not get paid for their work, which will preclude us from making our revenues. A large number of legal assignments that get disputed with no ensuing payment can harm our revenues and leave us in

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a very bad financial state, which might curtail our growth, reduce the value of the Company and adversely impact the value of your investment.

**Hiring lawyers may bypass our system and offer independent lawyers to work outside of our Marketplace.** Although our Platform provides a full solution for outsourcing a legal assignment from hiring lawyers to independent lawyers, there might be some lawyers who would try to work with some of the independent lawyers they meet in our website, outside the website, in order to avoid paying our fees.

**Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business.

Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the comparable recent sales in our industry and other industries, the projected performance of the legal services marketplace categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

**It may be difficult to effect service of process and enforce judgments against directors and officers in Israel.** Several of our executive officers and directors are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

**OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES**

**Ownership**

The table below shows the owners of 20% or more of the voting securities of the Company, as of December 31, 2016 on a fully diluted basis.

| Beneficial owner | Amount and class of securities | Percent of voting power prior to the offering |
|---|---|---|
| Aviv Hillo | 4,390,000 shares of Common Stock | 70.63% |

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**Classes of securities**

The following description summarizes the most important terms of the Company's capital stock.

**Preferred Stock**

The Company is authorized to issue up to 2,500,000 shares of "blank check" preferred stock with $0.00001 par value (the "**Preferred Stock**"). None of the Preferred Stock was ever issued.

**Common Stock**

The Company is authorized to issue up to 10,000,000 shares of common stock with $0.00001 par value. So far, the Company has issued a total of 5,027,801 Shares of Common Stock to its shareholders and there are a total of 4,972,199 shares currently outstanding.

The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.  Our certificate of incorporation and by-laws do not provide for cumulative voting rights in the election of directors.  Accordingly, subject to the rights of the holders of the Preferred Stock, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in the assets remaining after payment of liabilities.  Holders of Common Stock have no preemptive, conversion or redemption rights.  All of the outstanding shares of Common Stock are fully-paid and nonassessable.

To date, the Company still has 4,972,199 Shares of Common Stock in its Treasury.

**Dividend Rights**

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

**Voting Rights**

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

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**Right to Receive Liquidation Distributions**

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

**Rights and Preferences**

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

**Options**

The Company issued 881,855 of options to its key persons, officers, consultant and advisory board members. All options include some terms for periodic vesting within 1 to 3 years. When vested, these Options entitle their holders to exercise them into 881,855 common stock of the Company. The Company has set aside 881,855 Common Stock to support the exercise of these options in the future.

**What it means to be a minority holder**

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Company' Common Stock, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

**Dilution**

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible notes, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Thus far, the Company did not have a "down round". The Company raised $398,000 from "friends and family" investors during 2016, at a valuation of $4,000,000 (post-money valuation), which is lower then the valuation of this crowdfunding round.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**We may issue future series of shares of preferred stock with greater rights than our Common Stock and the Preferred Shares offered herein.**

In the future we may issue our preferred stock to additional investors. These Preferred Stock come with certain rights that provide seniority or preference comparing to the rights of Common Stock holders as yourself. In addition, our articles of incorporation authorize our board of directors to issue additional series of shares of preferred stock and determine the price for those shares without seeking any further approval from our shareholders. In addition, under Delaware law the board may at its discretion set the other terms of the preferred stock. Any preferred stock that is issued may rank ahead of our Common Stock, in terms of dividends, liquidation rights and voting rights.

**Transferability of securities**

For a period of one year, the securities you are buying through this crowdfunding round can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**To date, we have no profits.** We are a startup company in its early stage and we launched our website only a couple of months ago, focusing on signing up independent lawyers. Although we expect significant profits in the future from selling our services, we are at the beginning of our operations and, naturally, have not as yet sold any products or services.

**We have no operating history upon which we can be evaluated.** We face the risks and issues associated with businesses in their early stages in a competitive environment and have no operating history on which an evaluation of our prospects can be made. You should consider our prospects in light of the risks, expenses, and difficulties we may encounter as a Startup Company in the ecommerce industry.

**Risks Related to Our Financial Position and Capital Requirements**

**We anticipate that we will incur continued losses for the foreseeable future.** We intend to devote substantially all of our resources to start operations of our website, hire necessary personnel, cover the costs of our operations and market our business. Our success will depend upon, among other things, our ability to successfully promote the Website as the better method of hiring and getting hired in order that it may become the most prominent and useful marketplace for lawyers. Unanticipated problems, expenses and delays are frequently encountered in developing and marketing a unique new service to an existing industry of lawyers and law firms. These include, but are not limited to, competition (both from existing old technology and newcomers), the need to gain the legal trade's acceptance of our technology and Marketplace, regulatory concerns, the need for sales and marketing expertise, and setbacks in the continued development of new features to our Website. As a result, we expect to incur operating losses for the foreseeable future and require additional capital to fund ongoing operations. These losses, among other things, will have an adverse effect on our stockholders' equity. If we are not able to fund our cash needs, we may not be able to continue as a going concern, and it is likely that all of our investors would lose their investment. If we are unable to obtain the necessary capital or financing to fund our cash needs it will adversely affect our ability to fund operations and continue as a going concern. Additional financing may not be available when needed or may not be available on terms acceptable to us. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our business strategies, which may affect our overall business results of operations and financial condition.

**We cannot assure you that we will be able to achieve or accomplish the projections of our operating results included in this offering memorandum.** Our future operating results for the next five years may differ materially and we may fail to meet or exceed the projections due to risks, uncertainties and other factors, many of which are beyond our control, including but not limited to:
- the level and timing of expenses for product development and sales, general and administrative expenses;
- our ability to successfully enter into or maintain partnering arrangements, and the terms of those relationships;

- the development of new competitive websites or services by others and competitive pricing pressures;
- the occurrence of unforeseen regulations or restrictions;
- changes in demand for our products;
- business interruptions;
- departures of executives or other key management employees;
- changes in general economic, industry and market conditions; and
- changes in governmental, accounting and tax rules and regulations, and other rules and regulations.

Based on the above factors and other risks and uncertainties, our future operating results for these periods may differ materially from the projections included in this offering.

**FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS**

**Financial statements**

Our financial statements for the year ending December 31, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

**Financial condition**

The Company does not generate any revenues, as it started operations only in February 2017. The Company's cost of sales is mostly its advertising and marketing costs. So far the Company did not advertise nor did it market the marketplace and its features, and the current crowdfunding raise is aimed to obtain investment that will support the Company's marketing campaign to attract lawyers to join our marketplace.

*Results of operations*

**Year ended December 31, 2016**

**Revenue**

The Company is a startup entity, which started development of its marketplace in 2016. The company had no operations and no revenues so far.

**Cost of sales**

The Company had no cost of sales in 2016, as it did not start operations yet.

**Gross margins**

The Company had gross margin in 2016, as it did not start operations yet.

**Expenses**

The Company's expenses consist of, among other things, payment to several developers (frontend, backend, UI/UX, designers), team members, copy writers, preparing some early designs for marketing campaign, purchasing computers and peripherals, office expenses, rent, trademark registration expenses, website hosting, internet, etc. Total expenses in 2016 are $114,143.

*Liquidity and capital resources*

Since its inception in February 2016, the Company has raised in one "friends and family" round of funding, of which $173,000 in equity from three shareholders, and additional $225,000 though convertible notes from 3 lenders. Together with the net proceeds from this offering, the

Company intends to use the proceeds to increase its marketing efforts, add two major features to the marketplace, which would allow it to expand its services to lawyers, and to fund working capital. See "Use of Proceeds" below. The Company believes that the funds from this offering will enable it to fund operations through 2018, when, based on current assumptions, it expects to reach profitability.

**Indebtedness**

The Company raised funds through issuing convertible notes to ("**Convertible Notes**") 2 lenders (the "**Lenders**"). The terms of the Convertible Notes provide the Lenders several rights, including the right to obtain 10% interest per annum during the term of the loan, which is set to 18 months. During this period, if the Company is raising additional funding based on a higher valuation, the lenders get to convert their Convertible Notes into stock based on $4,000,000 valuation and, either get to be repaid the interest that accrued that far or convert the interest amount into additional stock, at the choosing of the Company. Furthermore, if the Company gets bought, the Lenders have the right to be paid double the amount to the loan plus the accrued interest. More importantly, **the Convertible Notes are converted automatically into stock by the end of the 18 months term, so the Company does not need to repay the Loan**.

**Recent offerings of securities**

In September 2016, the Company completed a private "friends and family" raise, whereby 237,801 shares of its Common Stock at a price of $0.74 per share, for total proceeds of $173,000 and additional 305,744 shares of Common Stock were set aside to serve conversion of $225,000 that were raised through Convertible Loans.

**Valuation**

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

**USE OF PROCEEDS**

We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $100,000. We have agreed to pay Start Engine Capital, LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 2.5% on all funds raised. We will pay Start Engine $2,500 if we only raise the minimum target amount and $25,000 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover all or part of the $0.5 million that we project we will need in 2017 and 2018 to market and advertise our marketplace to lawyers in the US, specifically, we intend to invest in digital and social media marketing, and legal websites such as the America Bar Association site. Furthermore, if the amount we raise is somehow closer to the maximum amount of this raise, we will be able to add two additional developers to add features and services that might be very attractive to many more lawyers.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

**REGULATORY INFORMATION**

**Disqualification**
No disqualifying events have been recorded with respect to the Company or its officers or directors.

**Annual reports**
The Company will make annual reports available on its website.

**Compliance failure**
The Company has not previously failed to comply with Regulation CF.

**EXHIBIT B TO FORM C**
**CONSOLIDATED FINANCIAL STATEMENTS FOR K-LAWYERS, INC.**